Exhibit 2

Execution Version

SECURITIES ASSIGNMENT AGREEMENT

This Securities Assignment Agreement (this “Agreement”), dated as of January 17, 2023 is made and entered into by and among Crown PropTech Sponsor, LLC (“Sponsor”), CIIG Management III LLC (the “Purchaser”) and Richard Chera.

WHEREAS, the Sponsor and Crown PropTech Acquisitions (the “Company”) entered into that certain Securities Purchase Agreement, dated as of October 13, 2020 by and between Sponsor and the Company (the “Subscription Agreement”), pursuant to which the Company issued and sold 6,900,000 shares of the Company’s Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”) to Sponsor;

WHEREAS, in February 2021, the Sponsor transferred (i) 690,000 Class B Ordinary Shares to the Anchor Investors (defined below) and (ii) an aggregate of 250,000 Class B Ordinary Shares to four of the Company’s independent directors and two independent advisors, resulting in the Sponsor owning 5,960,000 Class B Ordinary Shares;

WHEREAS, simultaneously with the consummation of the Company’s initial public offering, the Company consummated a private placement (“Private Placement”) of 5,013,333 Private Placement Warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant, generating gross proceeds of $7,520,000. The Private Placement Warrants were sold to the Sponsor and certain funds and accounts managed by subsidiaries of BlackRock, Inc. (the “Anchor Investors”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Sponsor wishes to sell, assign and transfer an aggregate of 5,662,000 Class B Ordinary Shares (the “Shares”) and 250,667 Private Placement Warrants (the “PPWs”) held by it to the Purchaser, and the Purchaser wishes to purchase the Shares and the PPWs from Sponsor and be bound by the terms of this Agreement;

WHEREAS, concurrently with this Agreement, each of Gavin Cuneo and Michael Minnick will be appointed co-Chief Executive Officers of the Company and each is an affiliate of the Purchaser;

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Assignment of Class B Ordinary Shares. Sponsor hereby sells, assigns and transfers to the Purchaser, and the Purchaser hereby purchases, the Shares from Sponsor as set forth on Annex I hereto, and the parties hereby further agree that up to 517,500 Class B Ordinary Shares forfeited by the Anchor Investors pursuant to the subscription agreements, as amended, entered into in by the Anchor Investors and the Company in connection with the Company’s initial public offering shall be transferred to the Purchaser as applicable.

Section 2. Assignment of Private Placement Warrants. Sponsor hereby sells, assigns and transfers to the Purchaser, as a “Permitted Transferee” under Section 2.6 of the Warrant Agreement, dated February 8, 2021 between Continental Stock Transfer & Trust Company and the Company (the “Warrant Agreement”) and the Purchaser, as a Permitted Transferee, hereby purchases, the PPWs from Sponsor as set forth on Annex II hereto and agrees to be bound by the transfer restrictions in the Warrant Agreement and the Insider Letter Agreement (defined below).

Section 3. No Conflicts. Each party represents and warrants that neither the execution and delivery of this Agreement by such party, nor the consummation or performance by such party of any of the transactions contemplated hereby, will with or without notice or lapse of time, constitute, create or result in a breach or violation of, default under, loss of benefit or right under or acceleration of performance of any obligation required under any agreement to which it is a party.

Section 4. Representations. (a) The Purchaser represents and warrants as follows: Purchaser hereby acknowledges that an investment in the Shares and the PPWs involves certain significant risks. Purchaser acknowledges and hereby agrees that the Shares and the PPWs will not be transferable under any circumstances unless the Shares and PPWs (or the shares underlying the PPWs) are registered in accordance with federal and state securities laws or an exemption under such laws is available. Purchaser further acknowledges and hereby agrees that the Shares are subject to transfer restrictions as set forth in the Subscription Agreement, the PPWs are subject to transfer restrictions as set forth in the Warrant Agreement, and the Shares and PPWs are subject to transfer restrictions as set forth in the Insider Letter Agreement entered into among the Company, the Sponsor, and the other individual parties thereto, and the lock-up provisions therein. Purchaser further understands that any certificates evidencing the Shares and PPWs will bear a legend (as provided in the Subscription Agreement or the Warrant Agreement, as the case may be) referring to the foregoing transfer restrictions. Each of the Shares and PPWs are being assigned solely for Purchaser’s own account, for investment purposes only, and are not being assigned with a view to or for the resale, distribution, subdivision or fractionalization thereof; and Purchaser has no present plans to enter into any contract, undertaking, agreement or arrangement for such resale, distribution, subdivision or fractionalization. Purchaser is able to bear the risk of its investment for an indefinite period of time. Purchaser has been given the opportunity to (i) ask questions of and receive answers from Sponsor and the Company concerning the terms and conditions of the Shares and the PPWs, and the business and financial condition of the Company and (ii) obtain any additional information that Sponsor possesses or can acquire without unreasonable effort or expense that is necessary to assist Purchaser in evaluating the advisability of the receipt of the Shares and PPWs and an investment in the Company. Purchaser is not relying on any oral representation made by any person as to the Company or its operations, financial condition or prospects. Purchaser is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”).

(b) Sponsor represents and warrants that it has not engaged in any general solicitation or general advertising within the meaning of Rule 502 under the Securities Act with respect to the offer and sale of the Shares or PPWs.

Section 5. Assignment of Rights. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

Section 6. Additional Agreements and Further Assurances.

(a) Legacy Expenses and Payables. Sponsor agrees that it will pay all operating expenses of the Company and the Sponsor (i) incurred and accrued through December 31, 2022 and (ii) otherwise related to the year ended December 31, 2022, including, but not limited to, the following: (A) all costs related to the audit of the Company’s 2022 financial statements, (B) all costs related to any required regulatory filings pertaining to calendar year 2022 (e.g., 10-Q and 10-K filings), which, for the avoidance of doubt, may be filed in the calendar year 2023, (C) all costs related to any required tax filings of the Company or the Sponsor for the year ended December 31, 2022 and (D) any other expenses incurred in calendar year 2023 prior to the closing of the Purchaser’s purchase of the Class B Ordinary Shares and the Private Placement Warrants as described herein (the “Transaction”) (collectively, the “Legacy Expenses”); provided, however, that the Sponsor shall be reimbursed for any Legacy Expenses payable as of the closing date of the Transaction in an amount up to $1,000,000 with such reimbursement being contingent on the Company consummating an initial business combination and such Legacy Expenses being approved and incorporated as part of such initial business combination (the “Reimbursement”). The Sponsor has agreed to satisfy or settle any liabilities not covered by the Reimbursement and shall provide the Purchaser documented agreements as to such ten business days prior to the closing of the Transaction. For the avoidance of doubt, prior to the consummation of the Transaction, Sponsor shall have obtain a signed letter from Davis Polk & Wardwell LLP (“DPW”) in which DPW attests and agrees that the Sponsor shall be solely responsible for any unpaid legal fees and that DPW shall not have any claim or recourse against the Company for unpaid legal fees.

For the avoidance of doubt, Sponsor hereby agrees to be responsible for the preparation and filing of all the Company’s outstanding regulatory filings for the calendar year 2022, including the Company’s third quarter Form 10-Q and annual report on Form 10-K, and shall also prepare (at its sole cost and expense) and be responsible for any filings to be made by the Sponsor in connection with the Transaction (including, but not limited to, any requisite Section 16 filings or filings on Schedule 13).

(b) Future Expenses and Payables. Each of the Sponsor and the Purchaser agree that they will be responsible for their respective legal expenses incurred to consummate the Transaction, and the Purchaser further agrees that it will be responsible thereafter for any fees and expenses (including but not limited to legal, accounting, printer and transfer agent fees), and any additional consideration (including in the form of Class B Ordinary Shares or other securities) paid to shareholders in connection with the extension of the Company’s maturity date as detailed in the Company’s Amended and Restated Memorandum and Articles of Association. The Purchaser also agrees to be responsible for any operating expenses incurred from the closing date of the Transaction through the closing of the Company’s initial business combination (unless as otherwise described herein), including (A) expenses related to D&O insurance coverage extension, to be split evenly by the Sponsor and Purchaser, (B) monthly operating expenses due to the Company’s transfer agent and (C) quarterly operating expenses due to the Company’s auditor, financial printer, and accounting vendor (it being understood that the Company will provide the Purchaser with relevant documentation regarding the engagement of such vendors detailed in this Section 6(b)).

(c) Waiver of Deferred Discount. Each of the Sponsor and the Purchaser hereby acknowledge that the consummation of the Transactions is contingent upon RBC Capital Markets, LLC (“RBC”), the Company’s underwriter in its initial public offering, waiving any rights it may have to the Deferred Discount (as defined in the Underwriting Agreement entered into by the Company and RBC on February 8, 2021) in a form signed by RBC and agreeable to the Purchaser.

(d) Convertible Note Conversion. Richard Chera, the Company’s current Chief Executive Officer and director, hereby agrees to convert the balance of the convertible note issued to the Company on November 30, 2021 into warrants at a price of $1.50 per warrant pursuant to the terms of such convertible note; provided, however, that Mr. Chera may alternatively elect, at his option, to have the balance of the convertible note paid as part of the Reimbursement so long as the inclusion of such balance does not result in the aggregate amount of Legacy Expenses to exceed $1,000,000.

(e) Trust Account. As of December 31, 2022, the Sponsor represents and warrants that the funds in the Company’s trust account totaled approximately $279,998,549.04.

(f) Additional Expenses. The Sponsor hereby agrees that it will not incur any additional expenses and/or liabilities of the Company unless so approved in writing by the Purchaser.

(g) Advisors. The Sponsor and the Purchaser hereby agree to use the following legal advisors in connection with the Company’s initial business combination: Weil, Gotshal and Manges LLP for M&A matters and Orrick, Herrington & Sutcliffe LLP for capital market matters.

(h) Administrative Services Agreement. In connection with the Company’s initial public offering, the Company and the Sponsor entered into an Administrative Services Agreement pursuant to which the Company agreed to pay the Sponsor or an affiliate thereof a total of up to $15,000 per month for administrative support services. The Sponsor represents and warrants that as of the date hereof it has entered into a letter agreement with the Company pursuant to which the Sponsor represents that (i) no payments have been made by the Company to the Sponsor and no amounts are owed under the Administrative Services Agreement through the date hereof, and (ii) commencing on the date hereof, the Sponsor shall not be entitled to receive any fees or payment of any kind pursuant to the Administrative Services Agreement and the Company shall not be required to pay any such fees or payments.

(i) Founder Share Restriction. It is understood among the parties that the Class B Ordinary Shares owned by the Sponsor shall not be subject to any forfeiture in connection with an initial business combination or any extension of the Company’s duration; provided however the Class B Ordinary Shares owned by the Sponsors will be subject to any contractual restrictions on the same terms as the shares held by the Purchaser (including but not limited to any earnout, lock-up, or any other similar contractual restriction).

(j) Board of Directors. It is understood among the parties that the Company’s current board of directors will retain their positions as members of the board following the consummation of the Transactions until the Company consummates an initial business combination.

(k) Further Assurances. Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 7. Miscellaneous. This Agreement, together with the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement may not be amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

Crown PropTech Sponsor, LLC

By:	/s/ Richard Chera
Name:	Richard Chera
Title:	Sole Member

Richard Chera

/s/ Richard Chera
Richard Chera

CIIG Management III LLC

By:	/s/ Michael Minnick
Name: Michael Minnick

Acknowledged and Agreed:

Crown Proptech Acquisitions

By:	/s/ Richard Chera
Name: Richard Chera
Title: Chief Executive Officer

[Signature Page to Securities Assignment Agreement]

ANNEX I

Purchaser’s Name	Number of Class B Ordinary Shares Transferred	Purchase Price
CIIG Management III LLC	5,662,000	$20,514

ANNEX II

Purchaser’s Name	Number of PPWs to be Purchased	Purchase Price
CIIG Management III LLC	250,667	$1,203.21